July 2008 Pricing Sheet dated July 24, 2008 relating to Preliminary Pricing Supplement No. 702 dated June 24, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

Capital Protected Units due November 29, 2011
Each Consisting of a Zero-Coupon Note and a Call Warrant on the Nikkei 225 Index
PRICING TERMS – JULY 24, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,561,900
Issue price:	$10 per unit (see “Commissions and Issue Price” below)
Pricing date:	July 24, 2008
Original issue date:	July 31, 2008 (5 business days after the pricing date)
Maturity date:	November 29, 2011
Interest:	None
Index:	The Nikkei 225 Index
Payment at maturity:
The payment at maturity per unit will equal:
¡ The $10 face amount of the note component plus
¡ The cash settlement amount, which may be zero, on the call warrant component, subject to the maximum cash settlement amount.
If the units are held to maturity, in no event will the payment at maturity on the units be less than $10.

Cash settlement amount:	$10 times the index performance times the participation rate, subject to the maximum cash settlement amount In no event will the cash settlement amount be less than $0.
Participation rate:	100%
Maximum cash settlement amount:	$5.00
Index performance:	(final index value - initial index value) / initial index value
Initial index value:	13,334.76, which is the official closing value of the index on the index business day immediately following the pricing date
Final index value:
The final index value will equal:
¡ If the call warrant component is automatically exercised on November 24, 2011, which we refer to as the automatic exercise date, the closing value of the index on the automatic exercise date; or
¡ If the units have been previously separated and the call warrant component is exercised before the automatic exercise date, the index closing value exercise date, subject, in each case, to postponement for non-index business days and market disruption events.

Separation right:
Beginning on October 29, 2008, you will have the right to separate your units into their component parts, subject to the requirement that you have an account approved for naked options trading.  Upon such separation, you may trade each component part separately.  You should consult with your financial advisor to determine whether your brokerage account would meet the appropriate options trading requirements.

Exercise date:
(i)      if a call warrant has not been previously exercised, the automatic exercise date; or
(ii)     if a unit has previously been separated, the trading day immediately following the day on which notice of exercise is received.

CUSIP:	For the units, 617480629; for the notes, 6174467L7 and for the call warrants, 617480637
Listing:	None of the units, the notes and the call warrants will be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Unit	$10	$0.20	$9.80
Total	$2,561,900	$51,238	$2,510,662

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the units purchased by that investor.  The lowest price payable by an investor is $9.925 per unit.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for the units.

As of the issue date of the units, we will have received the consent of Nikkei Inc., the publisher of the Nikkei 225 Index, to use and refer to the Nikkei 225 Index in connection with the units.  Nikkei Inc. has the copyright to the Nikkei 225 Index.  All rights to the Nikkei 225 Index are owned by Nikkei Inc.  The units are not sponsored, endorsed, sold or promoted by Nikkei Inc., and Nikkei Inc. makes no representation regarding the advisability of investing in the units.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 702 dated June 24, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.